Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 2 DATED JUNE 15, 2021

TO THE PROSPECTUS DATED APRIL 20, 2021

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 20, 2021 (the “Prospectus”) and Supplement No. 1, dated May 14, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose our acquisition of a healthcare related property;

•	to disclose our mortgage payable activity;

•	to disclose the transaction price for each class of our common stock as of July 1, 2021;

•	to disclose the calculation of our May 31, 2021 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on our initial public offering;

•	to update the “Share Repurchases” section of the Prospectus; and

•	to update the “Experts” section of the Prospectus.

Healthcare Related Property Acquisition

We recently completed the acquisition of a healthcare related research and development property, 10455 Pacific Center Court, located in San Diego, California for an aggregate purchase price of $46 million. 10455 Pacific Center Court is comprised of 92,000 square feet, and the property is 100% leased through August 31, 2028 to Dexcom, a medical device manufacturer. This acquisition brings our allocation to healthcare related real estate to approximately 20% of our $830 million portfolio as of May 31, 2021.

Mortgage Payable Activity

We recently completed the financing of a mortgage payable secured by our multifamily property, Tacara at Steiner Ranch, amounting to $29 million, interest only, for seven years with a fixed rate of 2.62% and maturing in May 2028.

July 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2021 (and repurchases as of June 31, 2021) is as follows:

Transaction Price (per share)
Class T	$11.07
Class S	$11.01
Class D	$11.15
Class I	$11.15

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of May 31, 2021. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

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May 31, 2021 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of May 31, 2021, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of May 31, 2021 ($ and shares in thousands):

Components of NAV	May 31, 2021
Investment in real property	$614,755
Investment in international affiliated funds	57,018
Investment in real estate-related assets	50,481
Cash and cash equivalents	105,223
Restricted cash	49,864
Other assets	2,461
Debt obligations	(202,807)
Other liabilities	(49,864)
Subscriptions received in advance	(9,830)
Stockholder servicing fees payable the following month(1)	(105)

Net Asset Value	$617,196
Net asset value attributable to preferred stock	125

NAV attributable to common stockholders	$617,071

Number of outstanding shares of common stock	54,893

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of May 31, 2021, we have accrued under GAAP approximately $9.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of May 31, 2021 ($ and shares in thousands, except per share data):

	Class T	Class S	Class D	Class I	Class N
NAV Per Share	Shares	Shares	Shares	Shares	Shares	Total
Net asset value	$53,950	$83,242	$26,039	$115,920	$337,918	$617,071
Number of outstanding shares	4,872	7,560	2,336	10,394	29,731	54,893

NAV per share as of May 31, 2021	$11.07	$11.01	$11.15	$11.15	$11.37

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2021 valuations, based on property types. Once we own more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.33%	5.50%
Multifamily	6.88	5.40
Office	6.91	6.41
Healthcare	7.36	6.31

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values
Discount Rate	0.25% decrease	+2.10%	+2.00%	+1.90%	+2.20%
(weighted average)	0.25% increase	(1.80)%	(1.90)%	(1.70)%	(2.20)%
Exit Capitalization Rate	0.25% decrease	+3.20%	+3.10%	+2.60%	+2.70%
(weighted average)	0.25% increase	(2.70)%	(2.70)%	(2.30)%	(2.60)%

Status of our Initial Public Offering

As of the date hereof, we had issued and sold 30,013,674 shares of our common stock (consisting of 5,561,473 Class T shares, 9,624,947 Class S shares, 2,554,848 Class D shares and 12,272,406 Class I shares) in our offering, resulting in gross offering proceeds of $323,611,413. We intend to continue selling shares in the offering on a monthly basis.

Share Repurchases

The following disclosure replaces the fifth paragraph under the heading “Share Repurchases—Repurchase Limitations” in our prospectus and all other disclosure in the Prospectus related to our share repurchase plan.

Should repurchase requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of the company as a whole, we may choose to repurchase fewer shares in any particular month than have been requested to be repurchased, or none at all. Further, our board of directors may modify or suspend our share repurchase plan if it deems such action to be in our best interest and the best interest of our stockholders. Material modifications, including any amendment to the 2% monthly or 5% quarterly limitations on repurchases, to and suspensions of the share repurchase plan will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or special or periodic report filed by us. Material modifications will also be disclosed on our website. In addition, we may determine to suspend the share repurchase plan due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are repurchased. Once the share repurchase plan is suspended, our board of directors must affirmatively authorize the recommencement of the plan before stockholder requests will be considered again. Upon a suspension of our share repurchase plan, our board of directors will consider at least quarterly whether the continued suspension of our share repurchase plan remains in our best interest and the best interest of our stockholders. However, our board of directors is not required to authorize the recommencement of our share repurchase plan within any specified period of time. Our board of directors may also determine to terminate our share repurchase plan if required by applicable law or in connection with a transaction in which our stockholders receive liquidity for their shares of our common stock, such as a sale or merger of our company or listing of our shares on a national securities exchange.

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of May 31, 2021 presented on page 2 of this Supplement under the section “May 31, 2021 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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